MANAGEMENT’S
DISCUSSION AND ANALYSIS

FISCAL YEAR 2018

November 7, 2018

Basis of Presentation
This Management’s Discussion and Analysis of the Financial Position and Results of Operations (MD&A) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2018 and 2017. CGI’s accounting policies are in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All dollar amounts are in Canadian dollars unless otherwise noted.

Materiality of Disclosures
This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements
This MD&A contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Company, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic conditions, and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to attract and retain qualified employees, to develop and expand our services, to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws, our ability to negotiate favorable contractual terms, to deliver our services and to collect receivables, and the reputational and financial risks attendant to cybersecurity breaches and other incidents; as well as other risks identified or incorporated by reference in this MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR at www.sedar.com) and the U.S. Securities and Exchange Commission

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(on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this MD&A are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this MD&A, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in section 8 - Risk Environment, which is incorporated by reference in this cautionary statement. We also caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

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Non-GAAP and Key Performance Measures
The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of financial measures, ratios, and non-GAAP measures to assess the Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The table below summarizes our non-GAAP measures and most relevant key performance measures:

Profitability	•
Adjusted EBIT (non-GAAP) – is a measure of earnings excluding acquisition-related and integration costs, restructuring costs, net finance costs and income tax expense. Management believes this measure is useful to investors as it best reflects the performance of its activities and allows for better comparability from period to period as well as to trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS measure can be found in section 3.7 of the present document.

	•	Net earnings – is a measure of earnings generated for shareholders.
	•	Diluted earnings per share (diluted EPS) – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.
•
Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding acquisition-related and integration costs, restructuring costs and tax adjustments. Management believes this measure is useful to investors as it best reflects the Company's performance and allows for better comparability from period to period. A reconciliation of the net earnings excluding specific items to its closest IFRS measure can be found in section 3.8.3. of the present document.

•
Basic and diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items (non-GAAP) on a per share basis. Management believes that this measure is useful to investors as it best reflects the Company's performance on a per share basis and allows for better comparability from period to period. The basic and diluted earnings per share reported in accordance with IFRS can be found in section 3.8 of the present document while the basic and diluted earnings per share excluding specific items can be found in section 3.8.3 of the present document.

Liquidity	•
Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. Management believes strong operating cash flow is indicative of financial flexibility, allowing us to execute the Company's strategy.

•
Days sales outstanding (DSO) (non-GAAP) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts established upon a business combination. Management tracks this metric closely to ensure timely collection and healthy liquidity, and is committed to a DSO target of 45 days or less. Management believes this measure is useful to investors as it demonstrates the Company's ability to timely convert its trade receivables and work in progress into cash.

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Growth	•
Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance and that this measure is useful to investors for the same reason.

•
Backlog (non-GAAP) – includes new contract wins, extensions and renewals (bookings (non-GAAP)), adjusted for the backlog consumed during the period as a result of client work performed and adjustments related to the volume, cancellation and the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change. Management tracks this measure as it is a key indicator of management's best estimate of contracted revenue to be realized in the future and believes that this measure is useful to investors for the same reason.

•
Book-to-bill ratio (non-GAAP) – is a measure of the proportion of the value of our bookings (non-GAAP) to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog (non-GAAP) and our business over time and management believes that this measure is useful to investors for the same reason. Management remains committed to maintaining a target ratio greater than 100% over a trailing twelve-month period. Management believes that monitoring the Company's bookings over a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•
Net debt (non-GAAP) – is obtained by subtracting from our debt our cash and cash equivalents, short-term investments, long-term investments and fair value of foreign currency derivative financial instruments related to debt. Management uses the net debt metric to monitor the Company's financial leverage and believes that this metric is useful to investors as it provides insight into its financial strength. A reconciliation of net debt to its closest IFRS measure can be found in section 4.5 of the present document.

•
Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt (non-GAAP) by the sum of shareholder's equity and debt. Management uses the net debt to capitalization ratio to monitor the proportion of debt versus capital used to finance the Company's operations and to assess its financial strength. Management believes that this metric is useful to investors for the same reasons.

•
Return on equity (ROE) (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of net earnings for the last 12 months over the last four quarters' average equity. Management looks at ROE to measure its efficiency at generating net earnings for the Company’s shareholders and how well the Company uses the invested funds to generate net earnings growth and believes that this measure is useful to investors for the same reasons.

•
Return on invested capital (ROIC) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the net earnings excluding net finance costs after-tax for the last 12 months, over the last four quarters' average invested capital, which is defined as the sum of equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns and believes that this measure is useful to investors for the same reason.

Reporting Segments
During the first quarter of Fiscal 2018, we conducted an internal reorganization of our leadership. As a result, the Company is now managed through nine operating segments, namely: Northern Europe (including Nordics, Baltics and Poland); Canada; France (including Luxembourg and Morocco), United States of America (U.S.) Commercial and State Government; U.S. Federal; United Kingdom (U.K.); Eastern, Central and Southern Europe (primarily Netherlands and Germany) (ECS); Asia Pacific Global Delivery Centers of Excellence (India and Philippines); and Australia. The last two operating segments, which

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each have reported revenue, earnings and assets that are less than 10% of the Company's total revenue, earnings and assets, are grouped together as Asia Pacific. This MD&A also includes the transfer of our Poland operations from ECS to Northern Europe. The Company has retrospectively revised the segmented information for the comparative periods to conform to the segment information structure in effect as of Q1 2018. Please refer to sections 3.4, 3.6, 5.3 and 5.4 of the present document and to note 28 of our audited consolidated financial statements for additional information on our segments.

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MD&A Objectives and Contents

In this document, we:

•	Provide a narrative explanation of the audited consolidated financial statements through the eyes of management;

•	Provide the context within which the audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance may be indicative of future performance.
In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages

1. Corporate Overview	A description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	8
	1.2. Vision and Strategy	9
	1.3. Competitive Environment	10

2. Highlights and Key Performance Measures	A summary of key highlights during the year, the past three years' key performance measures, and CGI’s stock performance.

	2.1. Fiscal 2018 Highlights	11
	2.2. Selected Yearly Information & Key Performance Measures	12
	2.3. Stock Performance	13
	2.4. Investments in Subsidiaries	14

3. Financial Review
A discussion of year-over-year changes to financial results between the years ended September 30, 2018 and 2017, describing the factors affecting revenue and adjusted EBIT on a consolidated and segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by contract type, service type, segment, and by vertical market.

	3.1. Bookings and Book-to-Bill Ratio	16
	3.2. Foreign Exchange	17
	3.3. Revenue Distribution	18
	3.4. Revenue by Segment	19
	3.5. Operating Expenses	21
	3.6. Adjusted EBIT by Segment	22
	3.7. Earnings Before Income Taxes	24
	3.8. Net Earnings and Earnings Per Share	25

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Section	Contents	Pages

4. Liquidity
A discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of capital structure (net debt to capitalization ratio, ROE, and ROIC) and liquidity (DSO) are analyzed on a year-over-year basis.

	4.1. Consolidated Statements of Cash Flows	27
	4.2. Capital Resources	30
	4.3. Contractual Obligations	31
	4.4. Financial Instruments and Hedging Transactions	31
	4.5. Selected Measures of Capital Resources and Liquidity	32
	4.6. Off-Balance Sheet Financing and Guarantees	32
	4.7. Capability to Deliver Results	33

5. Fourth Quarter Results
A discussion of year-over-year changes to the unaudited operating results between the three months ended September 30, 2018 and 2017, describing the factors affecting revenue, adjusted EBIT on a consolidated and reportable segment basis as well as cash from operating, investing and financing activities.

	5.1. Bookings and Book-to-Bill Ratio	34
	5.2. Foreign Exchange	35
	5.3. Revenue Distribution	36
	5.4. Revenue by Segment	37
	5.5. Adjusted EBIT by Segment	39
	5.6. Net Earnings and Earnings Per Share	41
	5.7. Consolidated Statements of Cash Flows	43

6. Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results.	45

7. Changes in Accounting Policies	A summary of the accounting standard changes.	47

8. Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the audited consolidated financial statements.	49

9. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	52

10. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	10.1. Risks and Uncertainties	53
	10.2. Legal Proceedings	61

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1.	Corporate Overview

1.1. ABOUT CGI
Founded in 1976 and headquartered in Montréal, Canada, CGI is among the largest information technology (IT) and business consulting services firms in the world. CGI delivers an end-to-end portfolio of capabilities, including high-end IT and business consulting, systems integration, and outsourcing. CGI’s Intellectual Property (IP) solutions, combined with in-depth industry expertise, a unique client proximity model and best-fit global delivery network enable CGI to partner with clients around the world to accelerate results, transform their organizations, and drive competitive advantage. The Company employs approximately 74,000 professionals worldwide.
End-to-end services and solutions
CGI delivers end-to-end services that cover the full spectrum of technology delivery; from digital strategy and architecture to solution design, development, integration, implementation, and operations. Our portfolio encompasses:

•
High-end IT and business consulting and systems integration: CGI helps clients define their digital strategy and roadmap, adopting an agile, iterative approach that enables them to innovate, connect and optimize mission-critical systems to deliver enterprise-wide change.

•
Outsourcing: Our clients entrust us with full or partial responsibility for their IT and business functions to improve how they operate and transform their business. In return, we deliver innovation, significant efficiency gains, and cost savings. Typical services in an end-to-end engagement include: application development, integration and maintenance; technology infrastructure management; and business process services, such as in collections and payroll management. Outsourcing contracts are long-term in nature, with a typical duration of five to ten or more years, allowing our clients to reinvest savings, further driving investments in their digital transformations.

Intellectual property (IP)
Our IP portfolio includes more than 175 business solutions that have been co-innovated with clients and act as digital business accelerators for the industries we serve, as well as cross-industry solutions. These include business solutions encompassing commercial software embedded with our end-to-end-services, and digital enablers such as methodologies and frameworks to drive change across business and IT processes.
Deep industry expertise
CGI has long standing and focused practices in all of its core industries, providing clients with a partner that is not only an expert in IT, but also expert in their industries. This combination of business knowledge and digital technology expertise allows us to help our clients adapt with shifts in consumer and citizen expectations and market dynamics and, in the process, to evolve the services and solutions we deliver within those industries.
Our targeted industries include: government, financial services, health & life sciences, communications, utilities, oil & gas, manufacturing, retail & consumer services, and transportation, post & logistics. While these represent our go-to-market industry targets, we group these industries into the following for reporting purposes: government; financial services; health; communications & utilities; and manufacturing, retail & distribution (MRD).
As the move toward digitalization continues across industries, CGI partners with clients to help guide them in becoming customer-centric digital organizations.
Applied innovation
CGI is a trusted partner with more than 40 years of experience in delivering innovative, client-inspired business services and solutions. In summary, at CGI we help develop, innovate and protect the technology that enables clients to achieve their digital transformation goals faster, with reduced risk and enduring results. Through our day-to-day project engagements as well as global programs and investments, CGI partners with clients to deliver practical innovations that are replicable, scalable, and

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deliver measurable results. At CGI, innovation happens across many, interconnected fronts. It starts in our everyday work on client projects, where thousands of innovations are applied daily. Through benchmark in-person interviews we conduct each year, business and technology executives share their priorities with us, informing our own innovation investments and driving our client proximity teams focus on local client priorities. We also turn ideas into new business solutions through our Innovate, Collaborate and Evolve (ICE) program which incubates proximity team innovations into scalable, replicable solutions for global application.
Quality processes
CGI's clients expect consistency of service wherever and whenever they engage us. We have an outstanding track record of on-time, within-budget delivery as a result of our commitment to excellence and our robust governance model - the CGI Management Foundation. The CGI Management Foundation provides a common business language, frameworks and practices for managing all operations consistently across the globe, driving a focus on continuous improvement. We also invest in rigorous quality and service delivery standards (including ISO and Capability Maturity Model Integration (CMMI) certification programs), as well as a comprehensive Client Satisfaction Assessment Program, with signed client assessments, to ensure high satisfaction on an ongoing basis.
1.2. VISION AND STRATEGY
CGI is unique compared to most companies. We not only have a vision, but also a dream: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.” This dream has motivated us since our founding in 1976 and drives our vision: “To be a global, world-class end-to-end IT and business consulting services leader helping our clients succeed.”
In pursuing this dream and vision, CGI has been highly disciplined throughout its history in executing a Build and Buy profitable growth strategy comprised of four pillars that combine profitable organic growth (Build) and accretive acquisitions (Buy):
Pillar 1: Win, renew and extend contracts
Pillar 2: New large outsourcing contracts
Pillar 3: Metro market acquisitions
Pillar 4: Large, transformational acquisitions
The first two pillars relate to driving profitable organic growth through the pursuit of contracts with new and existing clients in our targeted industries.
The last two pillars focus on growth through metro market acquisitions. We identify metro market acquisitions through a strategic qualification process that systematically searches for targets to strengthen our local proximity model leveraging strong relationships with customers, applying our industry expertise and enhancing our services and solutions. We also pursue large acquisitions to further expand our geographic presence and critical mass, which enables us to compete for large outsourcing contracts and broaden our client relationships. CGI will continue to be a consolidator in the IT services industry.
Executing our strategy
CGI’s strategy is executed through a unique business model that combines client proximity with an extensive global delivery network to deliver the following benefits:

•
Local relationships and accountability: We live and work near our clients to provide a high level of responsiveness, partnership, and innovation. Our local CGI members speak our clients' language, understand their business environment, and collaborate to meet their goals and advance their business.

•
Global reach: Our local presence is complemented by an expansive global delivery network that ensures our clients have 24/7 access to best-fit digital capabilities and resources to meet their end-to-end needs. In addition, clients benefit from our unique combination of industry domain and technology expertise within our global delivery model.

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•
Committed experts: One of our key strategic goals is to be our clients’ expert of choice. To achieve this, we invest in developing and recruiting professionals with extensive industry, business and in-demand technology expertise. In addition, CGI professionals, who we also refer to as members, are also shareholders, providing an added level of commitment to the success of our clients.

•
Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments has resulted in a consistent track record of on-time and within-budget project delivery.

1.3. COMPETITIVE ENVIRONMENT
In today’s digital era, there is a competitive urgency for organizations across industries to become digital in a sustainable way. The pressure is on to modernize legacy assets and connect them to digital business and operating models. Central to this massive transformation is the evolving role of technology. Traditionally viewed as an enabler, technology is now recognized as a driver of business transformation. The promise of digital creates an enormous opportunity to transform organizations end-to-end, and CGI is well-positioned to serve as a digital partner and expert of choice. We’re working with clients across the globe to implement digital strategies, roadmaps and solutions that revolutionize the customer/citizen experience, drive the launch of new products and services, and deliver efficiencies and cost savings.
As the demand for digitalization increases, competition within the global IT industry is intensifying. CGI’s competition comprises a variety of players; from niche companies providing specialized services and software, to global, end-to-end IT service providers, to large consulting firms. All of these players are competing to deliver some or all of the services we provide. Many factors distinguish the industry leaders, including the following:

•	Depth and breadth of industry and technology expertise;

•	Consistent, on-time, within-budget delivery everywhere the client operates;

•	Total cost of services and value delivered;

•	Breadth of digital IP solutions;

•	Ability to deliver practical innovation for measurable results;

•	Global, nearshore and onshore delivery network options; and

•	Local presence and strength of client relationships.
CGI compares very favourably with the competition with respect to all of these factors. We’re not only delivering all of the capabilities clients need to compete in a digital world, but the immediate results and long-term value they expect. As the market dynamics and industry trends continue to increase demand for enterprise solutions from global, end-to-end IT and business consulting services firms, CGI is one of few firms with the scale, reach, and capabilities to meet clients’ enterprise needs.

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2.	Highlights and Key Performance Measures

2.1. FISCAL 2018 HIGHLIGHTS

•	Revenue of $11.5 billion, up 6.1%, or 4.6% in constant currency;

•	Adjusted EBIT of $1,701.7 million, up 7.3%;

•	Adjusted EBIT margin of 14.8%, up 20 bps;

•	Net earnings of $1,141.4 million, up 10.3%;

•	Diluted EPS of $3.95, up 15.8%;

•	Net earnings, excluding specific items[1], of $1,210.7 million, up 9.4%;

•	Diluted EPS, excluding specific items[1], of $4.19, up 14.8%;

•	Cash provided by operating activities of $1,493.4 million, up 9.9%;

•	Bookings of $13.5 billion, or 117.3% of revenue; and,

•	Backlog of $22.6 billion, up $1.8 billion.

[1]
Specific items are comprised of acquisition-related and integration costs and restructuring costs, both net of tax, and the net favourable tax adjustment, which are discussed in sections 3.7.1.,3.7.2. and 3.8.1 of the present document.

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2.2. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the years ended September 30,	2018	2017	2016	Change 2018 / 2017	Change 2017 / 2016
In millions of CAD unless otherwise noted
Growth
Revenue	11,506.8	10,845.1	10,683.3	661.7	161.8
Year-over-year revenue growth	6.1%	1.5%	3.9%	4.6%	(2.4%)
Constant currency year-over-year revenue growth	4.6%	4.3%	0.2%	0.3%	4.1%
Backlog	22,577	20,813	20,893	1,764	(80)
Bookings	13,493	11,284	11,731	2,209	(447)
Book-to-bill ratio	117.3%	104.1%	109.8%	13.2%	(5.7%)
Profitability
Adjusted EBIT	1,701.7	1,586.6	1,560.3	115.1	26.3
Adjusted EBIT margin	14.8%	14.6%	14.6%	0.2%	—%
Net earnings	1,141.4	1,035.2	1,068.7	106.2	(33.5)
Net earnings margin	9.9%	9.5%	10.0%	0.4%	(0.5)%
Diluted EPS (in dollars)	3.95	3.41	3.42	0.54	(0.01)
Net earnings excluding specific items	1,210.7	1,107.0	1,081.5	103.7	25.5
Net earnings margin excluding specific items	10.5%	10.2%	10.1%	0.3%	0.1%
Diluted EPS excluding specific items (in dollars)	4.19	3.65	3.46	0.54	0.19
Liquidity
Cash provided by operating activities	1,493.4	1,358.6	1,333.1	134.8	25.5
As a % of revenue	13.0%	12.5%	12.5%	0.5%	—%
Days sales outstanding	52	47	44	5	3
Capital structure
Net debt	1,640.8	1,749.4	1,333.3	(108.6)	416.1
Net debt to capitalization ratio	19.2%	21.5%	15.8%	(2.3)%	5.7%
Return on equity	17.3%	16.1%	17.2%	1.2%	(1.1)%
Return on invested capital	14.5%	13.7%	14.2%	0.8%	(0.5)%
Balance sheet
Cash and cash equivalents, and short-term investments	184.1	165.9	596.5	18.2	(430.6)
Total assets	11,919.1	11,396.2	11,693.3	522.9	(297.1)
Long-term financial liabilities[1]	1,530.1	1,821.9	1,765.4	(291.8)	56.5

[1]	Long-term financial liabilities include the long-term portion of the debt and the long-term derivative financial instruments.

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2.3. STOCK PERFORMANCE

CGI Stock Price (TSX) for the Last Twelve Months
Volume (in millions)
Stock Price (CAD)
9
8
7
6
5
4
3
2
1
0
90.00
85.00
80.00
75.00
70.00
65.00
60.00
55.00
50.00
Q1 2018
Q2 2018
Q3 2018
Q4 2018
Daily Trade Volume[1]
Closing Price

2.3.1. Fiscal 2018 Trading Summary
CGI’s shares are listed on the Toronto Stock Exchange (TSX) (stock quote – GIB.A) and the New York Stock Exchange (NYSE) (stock quote – GIB) and are included in key indices such as the S&P/TSX 60 Index.

TSX	(CAD)	NYSE	(USD)
Open:	63.82	Open:	51.49
High:	87.22	High:	66.53
Low:	63.71	Low:	51.03
Close:	83.28	Close:	64.48
CDN average daily trading volumes[1]:	795,691	NYSE average daily trading volumes:	186,587
1     Includes the average daily volumes of both the TSX and alternative trading systems.

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2.3.2. Normal Course Issuer Bid (NCIB)
On January 31, 2018, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of CGI's NCIB which allows for the purchase for cancellation of up to 20,595,539 Class A subordinate voting shares (Class A Shares), representing 10% of the Company’s public float as of the close of business on January 24, 2018. Class A Shares may be purchased for cancellation under the current NCIB commencing on February 6, 2018 until no later than February 5, 2019, or on such earlier date when the Company has either acquired the maximum number of Class A Shares allowable under the NCIB or elects to terminate the bid.
During Fiscal 2018, the Company purchased for cancellation 10,375,879 Class A Shares for approximately $797.9 million, excluding fees, at a weighted average price of $76.90. The purchased shares included 3,634,729 Class A Shares purchased for cancellation from Caisse de dépôt et de placement du Québec (CDPQ) for cash consideration of $272.8 million and 3,230,450 Class A Shares purchased for cancellation from Serge Godin, Founder and Executive Chairman of the Board, for cash consideration of $231.4 million. The purchase from Serge Godin was recommended by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the terms of the transaction. Both purchases are considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.
As at September 30, 2018, of the 10,375,879 Class A Shares purchased for cancellation, 50,000 Class A Shares remain unpaid for approximately $4.2 million.
As at September 30, 2018, the Company could still purchase up to 10,219,660 Class A Shares for cancellation, under the current NCIB.
2.3.3. Capital Stock and Options Outstanding
The following table provides a summary of the Capital Stock and Options Outstanding as at November 2, 2018:

Capital Stock and Options Outstanding	As at November 2, 2018
Class A subordinate voting shares	249,386,524
Class B multiple voting shares	28,945,706
Options to purchase Class A subordinate voting shares	12,644,984

2.4. INVESTMENTS IN SUBSIDIARIES
The Company made the following acquisitions during year ended September 30, 2018:
The Company acquired 96.7% of the outstanding shares of Affecto Plc (Affecto) in October 2017 and the remaining outstanding shares during the three months ended March 31, 2018 for a purchase price of $145.0 million (€98.5 million). Affecto was a leading provider of business intelligence and enterprise information management solutions and services, headquartered in Helsinki, Finland. This acquisition adds more than 1,000 professionals and annualized revenues of approximately €110 million to the Company.
On December 7, 2017, the Company acquired all of the outstanding shares of Paragon Solutions, Inc. (Paragon), for a purchase price of $79.5 million (US$61.9 million). Paragon was a high-end commercial business consultancy with depth in health and life sciences and IT expertise in digital transformation and systems integration, headquartered in Cranford, New Jersey. This acquisition adds more than 300 professionals and annualized revenues of approximately US$54 million to the Company.
On May 16, 2018, the Company acquired all of the outstanding shares of Facilité Informatique Canada Inc. (Facilité Informatique) for a purchase price of $42.0 million. Facilité Informatique was an IT consulting services firm in high-demand digital services across a wide range of industries with a strong local presence in Montréal and Québec City, headquartered in Montréal, Québec. This acquisition adds more than 350 professionals and annualized revenues of approximately $60 million to the Company.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	14

These acquisitions were made to complement the Company's proximity model and further strengthen its global capabilities across several in-demand digital transformation areas. Please refer to note 26 of our audited consolidated financial statements for additional information on our investments in subsidiaries.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	15

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO
Bookings for the year were $13.5 billion representing a book-to-bill ratio of 117.3%. The breakdown of the new bookings signed during the year is as follows:

	Contract Type			Service Type			Segment			Vertical Market

A.	Extensions and renewals	55%	A.	System integration and consulting	51%	A.	U.S. Federal	19%	A.	Government	42%
B.	New business	45%	B.	Management of IT and	49%	B.	Northern Europe	18%	B.	MRD	22%
				business functions		C.	U.S. Commercial and State Government	15%	C.	Financial Services	19%
						D.	France	13%	D.	Communication	13%
						E.	U.K.	12%		& utilities
						F.	Canada	12%	E.	Health	4%
						G.	ECS	10%
						H.	Asia Pacific	1%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for, an analysis of our revenue. Management however believes that it is a key indicator of potential future revenue.
The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the year ended September 30, 2018	Book-to-bill ratio for the year ended September 30, 2018

Total CGI	13,492,959	117.3%

Northern Europe	2,331,847	123.3%
Canada	1,647,927	90.6%
France	1,775,929	101.0%
U.S. Commercial and State Government	2,055,587	117.9%
U.S. Federal	2,574,633	173.9%
U.K.	1,663,132	117.3%
ECS	1,372,820	108.2%
Asia Pacific	71,084	55.6%

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	16

3.2. FOREIGN EXCHANGE
The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.
Closing foreign exchange rates

As at September 30,	2018	2017	Change
U.S. dollar	1.2925	1.2509	3.3%
Euro	1.5024	1.4782	1.6%
Indian rupee	0.0178	0.0192	(7.3%)
British pound	1.6874	1.6770	0.6%
Swedish krona	0.1456	0.1534	(5.1%)
Australian dollar	0.9356	0.9809	(4.6%)
Average foreign exchange rates

For the year ended September 30,	2018	2017	Change
U.S. dollar	1.2838	1.3140	(2.3%)
Euro	1.5278	1.4511	5.3%
Indian rupee	0.0193	0.0200	(3.5%)
British pound	1.7271	1.6650	3.7%
Swedish krona	0.1510	0.1507	0.2%
Australian dollar	0.9762	1.0013	(2.5%)

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	17

3.3. REVENUE DISTRIBUTION
The following charts provide additional information regarding our revenue mix for the year:

Service Type			Client Geography			Vertical Market

A.	System integration and consulting	52%	A.	U.S.	28%	A.	Government	32%
B.	Management of IT and business functions	48%	B.	Canada	16%	B.	MRD	24%
			C.	France	15%	C.	Financial services	22%
			D.	U.K.	12%	D.	Communications & utilities	15%
			E.	Sweden	7%	E.	Health	7%
			F.	Finland	7%
			G.	Rest of the world	15%
3.3.1. Client Concentration
IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 12.0% of our revenue for Fiscal 2018 as compared to 14.0% for Fiscal 2017.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	18

3.4. REVENUE BY SEGMENT
Our segments are reported based on where the client's work is delivered from - our geographic delivery model.
The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between Fiscal 2018 and Fiscal 2017. The Fiscal 2017 revenue by segment was recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rates.

For the years ended September 30,	Change
	2018	2017	$	%
In thousands of CAD except for percentages
Total CGI revenue	11,506,825	10,845,066	661,759	6.1%
Variation prior to foreign currency impact	4.6%
Foreign currency impact	1.5%
Variation over previous period	6.1%

Northern Europe
Revenue prior to foreign currency impact	1,748,293	1,607,942	140,351	8.7%
Foreign currency impact	52,167
Northern Europe revenue	1,800,460	1,607,942	192,518	12.0%

Canada
Revenue prior to foreign currency impact	1,686,706	1,605,500	81,206	5.1%
Foreign currency impact	329
Canada revenue	1,687,035	1,605,500	81,535	5.1%

France
Revenue prior to foreign currency impact	1,626,906	1,559,869	67,037	4.3%
Foreign currency impact	88,580
France revenue	1,715,486	1,559,869	155,617	10.0%

U.S. Commercial and State Government
Revenue prior to foreign currency impact	1,711,615	1,554,877	156,738	10.1%
Foreign currency impact	(37,227)
U.S. Commercial and State Government revenue	1,674,388	1,554,877	119,511	7.7%

U.S. Federal
Revenue prior to foreign currency impact	1,494,014	1,473,478	20,536	1.4%
Foreign currency impact	(35,273)
U.S. Federal revenue	1,458,741	1,473,478	(14,737)	(1.0%)

U.K.
Revenue prior to foreign currency impact	1,241,911	1,286,700	(44,789)	(3.5%)
Foreign currency impact	48,670
U.K. revenue	1,290,581	1,286,700	3,881	0.3%

ECS
Revenue prior to foreign currency impact	1,208,642	1,164,350	44,292	3.8%
Foreign currency impact	63,916
ECS revenue	1,272,558	1,164,350	108,208	9.3%

Asia Pacific
Revenue prior to foreign currency impact	629,230	592,350	36,880	6.2%
Foreign currency impact	(21,654)
Asia Pacific revenue	607,576	592,350	15,226	2.6%

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	19

For the year ended September 30, 2018, revenue was $11,506.8 million, an increase of $661.8 million, or 6.1% over the same period last year. On a constant currency basis, revenue increased by $502.3 million or 4.6%. Foreign currency rate fluctuations favourably impacted our revenue by $159.5 million or 1.5%. The increase in revenue was mostly due to business acquisitions and the strength in demand for our services and solutions across our segments.
3.4.1. Northern Europe
For the year ended September 30, 2018, revenue in our Northern Europe segment was $1,800.5 million, an increase of $192.5 million or 12.0% over the same period last year. On a constant currency basis, revenue increased by $140.4 million or 8.7%. The increase was mainly driven by the Affecto acquisition and higher systems integration and consulting services in Sweden, partly offset by the non-renewal of certain outsourcing contracts in Sweden and Finland, mainly in infrastructure.
On a client geographic basis, the top two Northern Europe vertical markets were MRD and government, generating combined revenues of approximately $1,161 million for the year ended September 30, 2018.
3.4.2. Canada
For the year ended September 30, 2018, revenue in our Canada segment was $1,687.0 million, an increase of $81.5 million or 5.1% compared to the same period last year. On a constant currency basis, revenue increased by $81.2 million or 5.1%. The increase in revenue was mainly due to organic growth within the financial services and communications & utilities vertical markets and, to a lesser extent, revenue associated with the Facilité Informatique acquisition.
On a client geographic basis, the top two Canada vertical markets were financial services and communications & utilities, generating combined revenues of approximately $1,157 million for the year ended September 30, 2018.
3.4.3. France
For the year ended September 30, 2018, revenue in our France segment was $1,715.5 million , an increase of $155.6 million or 10.0% over the same period last year. On a constant currency basis, revenue increased by $67.0 million or 4.3%. The increase in revenue was the result of organic growth across all vertical markets, most notably in MRD and financial services.
On a client geographic basis, the top two France vertical markets were MRD and financial services, generating combined revenues of approximately $1,167 million for the year ended September 30, 2018.
3.4.4. U.S. Commercial and State Government
For the year ended September 30, 2018, revenue in our U.S. Commercial and State Government segment was $1,674.4 million, an increase of $119.5 million or 7.7% over the same period last year. On a constant currency basis, revenue increased by $156.7 million or 10.1% primarily due to Paragon and prior year acquisitions, and organic growth most notably within the financial services vertical market. This was partly offset by lower IP license sales as a result of a shift towards software as a service, especially for ERP business solutions.
On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were financial services and government, generating combined revenues of approximately $1,062 million for the year ended September 30, 2018.
3.4.5. U.S. Federal
For the year ended September 30, 2018, revenue in our U.S. Federal segment was $1,458.7 million, a decrease of $14.7 million or 1.0% over the same period last year. On a constant currency basis, revenue increased by $20.5 million or 1.4%. The increase was driven by growth in civilian based revenues mainly related to our ERP business solutions and cyber & other security services, partly offset by a work in progress adjustment taken on a contract in Q4 2018.
For the year ended September 30, 2018, 79% of revenues within the U.S. Federal segment were Federal civilian based.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	20

3.4.6. U.K.
For the year ended September 30, 2018, revenue in our U.K. segment was $1,290.6 million, an increase of $3.9 million or 0.3% over the same period last year. On a constant currency basis, revenue decreased by $44.8 million or 3.5%. The change in revenue was mainly due to the non-renewal of certain infrastructure outsourcing contracts and the impact of a favourable renegotiation of a loss making contract in Fiscal 2017, partly offset by new outsourcing contracts within the government and communications & utilities vertical markets.
On a client geographic basis, the top two U.K. vertical markets were government and communications & utilities, generating combined revenues of approximately $1,007 million for the year ended September 30, 2018.
3.4.7. ECS
For the year ended September 30, 2018, revenue in our ECS segment was $1,272.6 million, an increase of $108.2 million or 9.3% over the same period last year. On a constant currency basis, revenue increased by $44.3 million or 3.8%. The increase in revenue was mainly driven by market demand in Germany. This was partly offset by the higher use of our global delivery centers and project completions in the Netherlands.
On a client geographic basis, the top two ECS vertical markets were MRD and communications & utilities generating combined revenues of approximately $812 million for the year ended September 30, 2018.
3.4.8. Asia Pacific
For the year ended September 30, 2018, revenue in our Asia Pacific segment was $607.6 million, an increase of $15.2 million or 2.6% over the same period last year. On a constant currency basis, revenue increased by $36.9 million or 6.2%. The increase in revenue was mainly driven by the continued demand for our offshore delivery centers and the favourable renegotiation of a client contract in Australia in Q1 2018.
On a client geographic basis, the top two Asia Pacific vertical markets were government and communications & utilities, generating combined revenues of approximately $66 million for the year ended September 30, 2018.
3.5. OPERATING EXPENSES

		% of Revenue		% of Revenue	Change
For the years ended September 30,	2018		2017		$	%
In thousands of CAD except for percentages
Costs of services, selling and administrative	9,801,791	85.2%	9,257,659	85.4%	544,132	5.9%
Foreign exchange loss	3,300	0.0%	784	0.0%	2,516	320.9%
3.5.1. Costs of Services, Selling and Administrative
For the year ended September 30, 2018, costs of services, selling and administrative expenses amounted to $9,801.8 million, an increase of $544.1 million over the same period last year. As a percentage of revenue, costs of services, selling and administrative expenses decreased to 85.2% from 85.4%. As a percentage of revenue, costs of services remained relatively stable compared to the same period last year as savings generated by the Restructuring Program (see section 3.7.2. of the present document) helped compensate for lower license sales in the U.S., as well as the non-renewal of certain outsourcing contracts in Sweden and Finland, temporarily impacting our cost structure. As a percentage of revenue, selling and administrative expenses improved mainly due to savings generated by the Restructuring Program.
During the year ended September 30, 2018, the translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $141.8 million offsetting the favourable translation impact of $159.5 million on our revenue.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	21

3.5.2. Foreign Exchange Loss
During the year ended September 30, 2018, CGI incurred $3.3 million of foreign exchange losses, mainly driven by the timing of payments combined with the volatility and fluctuation of foreign exchange rates. The Company, in addition to its natural hedges, uses derivatives as a strategy to manage its exposure, to the extent possible, to exchange rate fluctuations.
3.6. ADJUSTED EBIT BY SEGMENT

For the years ended September 30,	Change
	2018	2017	$	%
In thousands of CAD except for percentages
Northern Europe	196,823	182,775	14,048	7.7%
As a percentage of segment revenue	10.9%	11.4%

Canada	367,843	343,856	23,987	7.0%
As a percentage of segment revenue	21.8%	21.4%

France	236,207	193,075	43,132	22.3%
As a percentage of segment revenue	13.8%	12.4%

U.S. Commercial and State Government	284,181	290,333	(6,152)	(2.1%)
As a percentage of segment revenue	17.0%	18.7%

U.S. Federal	198,140	205,441	(7,301)	(3.6%)
As a percentage of segment revenue	13.6%	13.9%

U.K.	191,514	152,185	39,329	25.8%
As a percentage of segment revenue	14.8%	11.8%

ECS	97,627	96,195	1,432	1.5%
As a percentage of segment revenue	7.7%	8.3%

Asia Pacific	129,399	122,763	6,636	5.4%
As a percentage of segment revenue	21.3%	20.7%
Adjusted EBIT	1,701,734	1,586,623	115,111	7.3%
Adjusted EBIT margin	14.8%	14.6%
For the year ended September 30, 2018, adjusted EBIT margin increased to 14.8% from 14.6% in 2017. The increase was mainly due to savings generated from the Restructuring Program, partly offset by the impact of lower IP license sales.
3.6.1. Northern Europe
For the year ended September 30, 2018, adjusted EBIT in the Northern Europe segment was $196.8 million, an increase of $14.0 million when compared to the same period last year. Adjusted EBIT margin decreased to 10.9% from 11.4%. The change was mainly due to the short-term cost impact of the non-renewal and decrease of work volumes on certain outsourcing contracts in Sweden and Finland, as well as the temporary dilutive impact of the Affecto acquisition. This was in part compensated by savings generated by the Restructuring Program.
3.6.2. Canada
For the year ended September 30, 2018, adjusted EBIT in the Canada segment was $367.8 million, an increase of $24.0 million when compared to the same period last year. The adjusted EBIT margin increased to 21.8% from 21.4% mainly due to savings generated from the Restructuring Program.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	22

3.6.3. France
For the year ended September 30, 2018, adjusted EBIT in the France segment was $236.2 million, an increase of $43.1 million when compared to the same period last year. Adjusted EBIT margin increased to 13.8% from 12.4% mainly due to organic growth and its positive impact on utilization.
3.6.4. U.S. Commercial and State Government
For the year ended September 30, 2018, adjusted EBIT in the U.S. Commercial and State Government segment was $284.2 million, a decrease of $6.2 million when compared to the same period last year. Adjusted EBIT margin decreased to 17.0% from 18.7%. The change in adjusted EBIT margin was mainly due to the impact of lower IP license sales as a result of a shift towards software as a service.
3.6.5. U.S. Federal
For the year ended September 30, 2018, adjusted EBIT in the U.S. Federal segment was $198.1 million, a decrease of $7.3 million when compared to the same period last year. Adjusted EBIT decreased to 13.6% from 13.9% primarily due to a work in progress adjustment taken on a contract partly offset by lower performance-based compensation expenses.
3.6.6. U.K.
For the year ended September 30, 2018, adjusted EBIT in the U.K. segment was $191.5 million, an increase of $39.3 million when compared to the same period last year. Adjusted EBIT margin increased to 14.8% from 11.8%. The increase in adjusted EBIT margin was mainly due to savings generated by the Restructuring Program and improved utilization rates. In addition, the adjusted EBIT margin also increased due to contract provision releases in Q1 2018 upon successful completion of large client programs.
3.6.7. ECS
For the year ended September 30, 2018, adjusted EBIT in the ECS segment was $97.6 million, an increase of $1.4 million when compared to the same period last year. Adjusted EBIT margin decreased to 7.7% from 8.3% last year. The change in adjusted EBIT margin was mainly due to the favourable settlement of a client contract in Q2 2017.
3.6.8. Asia Pacific
For the year ended September 30, 2018, adjusted EBIT in the Asia Pacific segment was $129.4 million, an increase of $6.6 million when compared to the same period last year. Adjusted EBIT margin increased to 21.3% from 20.7% last year. This increase was primarily due to savings generated by the Restructuring Program.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	23

3.7. EARNINGS BEFORE INCOME TAXES
The following table provides a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

For the years ended Setember 30,					Change
	2018	% of Revenue	2017	% of Revenue	$	%
In thousands of CAD except for percentage
Adjusted EBIT	1,701,734	14.8%	1,586,623	14.6%	115,111	7.3%
Minus the following items:
Acquisition-related and integration costs	37,482	0.3%	10,306	0.1%	27,176	263.7%
Restructuring costs	100,387	0.9%	88,628	0.8%	11,759	13.3%
Net finance costs	73,885	0.6%	69,792	0.6%	4,093	5.9%
Earnings before income taxes	1,489,980	12.9%	1,417,897	13.1%	72,083	5.1%
3.7.1. Acquisition-Related and Integration Costs
For the year ended September 30, 2018, the Company incurred $37.5 million of acquisition-related and integration costs, related to the integration of recent business acquisitions' operations to the CGI operating model. These costs are mainly related to the termination of employment as well as leases of vacated premises.
3.7.2. Restructuring Costs
The Company previously announced a Restructuring Program to improve profitability by addressing the underutilization of the Company's resources due to the accelerating shift in client demand.
As at September 30, 2018, the Company completed the program for a total cost of $189.0 million, of which $100.4 million was expensed during the year ended September 30, 2018. These amounts include restructuring costs for termination of employment, leases of vacated premises, as well as other restructuring costs.
3.7.3. Net Finance Costs
Net finance costs mainly include the interest on our long-term debt. For the year ended September 30, 2018, the net finance costs increase was mainly due to an increase in utilization of our unsecured committed revolving credit facility.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	24

3.8. NET EARNINGS AND EARNINGS PER SHARE
The following table sets out the information supporting the earnings per share calculations:

			Change
For the years ended September 30,	2018	2017	$	%
In thousands of CAD except for percentage and shares data
Earnings before income taxes	1,489,980	1,417,897	72,083	5.1%
Income tax expense	348,578	382,702	(34,124)	(8.9%)
Effective tax rate	23.4%	27.0%
Net earnings	1,141,402	1,035,195	106,207	10.3%
Net earnings margin	9.9%	9.5%

Weighted average number of shares outstanding
Class A subordinate voting shares and Class B multiple voting shares (basic)	283,878,426	297,516,970		(4.6%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	288,858,580	303,293,485		(4.8%)

Earnings per share (in dollars)
Basic	4.02	3.48	0.54	15.5%
Diluted	3.95	3.41	0.54	15.8%
3.8.1. Income Tax Expense
For the year ended September 30, 2018, the income tax expense was $348.6 million compared to $382.7 million over the same period last year, while our effective tax rate decreased to 23.4% from 27.0%. On December 22, 2017, the U.S. government enacted a tax reform which includes several measures such as a reduction of corporate tax rate from 35% to 21%, effective on January 1, 2018, and a one-time repatriation tax on earnings held by foreign subsidiaries. In addition to the U.S. tax reform, the government of France enacted a temporary corporate surtax for the current year and a tax rate reduction was enacted by the government of Belgium. As such, the Company recorded a net income tax recovery of $34.1 million resulting from the re-evaluation of its deferred tax assets and liabilities of $45.5 million partially offset by an income tax expense of $11.4 million in relation to the U.S. repatriation tax.
When excluding these tax adjustments and the tax effects from acquisition-related and integration costs and restructuring costs incurred, the income tax rate would have been 25.6% for the year ended September 30, 2018, compared to 27.0% in the same period last fiscal year. The decrease in income tax rate was mainly attributable to the taxation of our U.S. operations at a lower tax rate.
The table in section 3.8.3. shows the year-over-year comparison of the tax rate with the impact of specific items removed.
Based on the enacted rates at the end of Fiscal 2018 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 24.5% to 26.5% in subsequent periods.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	25

3.8.2. Weighted Average Number of Shares
For Fiscal 2018, CGI’s basic and diluted weighted average number of shares decreased compared to Fiscal 2017 due to the impact of the purchase for cancellation of Class A Shares, partly offset by the grant and the exercise of stock options.
3.8.3. Net Earnings and Earnings per Share Excluding Specific Items
Below is a table showing the year-over-year comparison excluding specific items namely, acquisition-related and integration costs, restructuring costs, and tax adjustments:

			Change
	2018	2017	$	%
In thousands of CAD except for percentages and shares data
Earnings before income taxes	1,489,980	1,417,897	72,083	5.1%
Add back:
Acquisition-related and integration costs	37,482	10,306	27,176	263.7%
Restructuring costs	100,387	88,628	11,759	13.3%
Earnings before income taxes excluding specific items	1,627,849	1,516,831	111,018	7.3%
Margin	14.1%	14.0%

Income tax expense	348,578	382,702	(34,124)	(8.9%)
Add back:
Tax deduction on acquisition-related and integration costs	7,922	3,849	4,073	105.8%
Tax deduction on restructuring costs	26,526	23,292	3,234	13.9%
Net tax adjustment	34,100	—	34,100	—
Income tax expense excluding specific items	417,126	409,843	7,283	1.8%
Effective tax rate excluding specific items	25.6%	27.0%

Net earnings excluding specific items	1,210,723	1,106,988	103,735	9.4%
Net earnings excluding specific items margin	10.5%	10.2%

Weighted average number of shares outstanding
Class A subordinate voting shares and Class B multiple voting shares (basic)	283,878,426	297,516,970		(4.6%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	288,858,580	303,293,485		(4.8%)

Earnings per share excluding specific items (in dollars)
Basic	4.26	3.72	0.54	14.5%
Diluted	4.19	3.65	0.54	14.8%

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	26

4.	Liquidity

4.1. CONSOLIDATED STATEMENTS OF CASH FLOWS
CGI’s growth is financed through a combination of cash flow from operations, borrowing under our existing credit facility, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.
As at September 30, 2018, cash and cash equivalents were $184.1 million. The following table provides a summary of the generation and use of cash for the years ended September 30, 2018 and 2017.

For the years ended September 30,	2018	2017	Change
In thousands of CAD
Cash provided by operating activities	1,493,408	1,358,552	134,856
Cash used in investing activities	(577,418)	(592,256)	14,838
Cash used in financing activities	(879,044)	(1,182,986)	303,942
Effect of foreign exchange rate changes on cash and cash equivalents	(18,727)	(13,967)	(4,760)
Net increase (decrease) in cash and cash equivalents	18,219	(430,657)	448,876
4.1.1. Cash Provided by Operating Activities
For the year ended September 30, 2018, cash provided by operating activities was $1,493.4 million or 13.0% of revenue compared to $1,358.6 million or 12.5% for the same period last year.
The following table provides a summary of the generation and use of cash from operating activities:

For the years ended September 30,	2018	2017	Change
In thousands of CAD
Net earnings	1,141,402	1,035,195	106,207
Amortization and depreciation	392,675	377,204	15,471
Other adjustments[1]	(2,432)	92,238	(94,670)
Cash flow from operating activities before net change in non-cash working capital items	1,531,645	1,504,637	27,008
Net change in non-cash working capital items:
Accounts receivable, work in progress and deferred revenue	(159,609)	(185,501)	25,892
Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	79,322	11,353	67,969
Other[2]	42,050	28,063	13,987
Net change in non-cash working capital items	(38,237)	(146,085)	107,848
Cash provided by operating activities	1,493,408	1,358,552	134,856

[1]	Comprised of deferred income taxes, foreign exchange (gain) loss and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.
For the year ended September 30, 2018, the net change in non-cash working capital items of $38.2 million was mostly due to the increase in our DSO from 47 days in 2017 to 52 days in 2018. This was partially offset by the timing of accounts payable, income tax payments and accrued compensation.
The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	27

4.1.2. Cash Used in Investing Activities
For the year ended September 30, 2018, $577.4 million was used in investing activities while $592.3 million was used over the prior year.
The following table provides a summary of the use of cash from investing activities:

For the years ended September 30,	2018	2017	Change
In thousands of CAD
Business acquisitions	(248,137)	(283,061)	34,924
Proceeds from sale of property, plant and equipment	—	3,317	(3,317)
Proceeds from sale of business	3,500	—	3,500
Purchase of property, plant and equipment	(143,250)	(112,667)	(30,583)
Additions to contract costs	(87,420)	(95,676)	8,256
Additions to intangible assets	(95,451)	(106,267)	10,816
Net (purchase) proceeds from sale of long-term investments	(6,660)	2,098	(8,758)
Cash used in investing activities	(577,418)	(592,256)	14,838
The decrease of $14.8 million in cash used in investing activities during the year ended September 30, 2018 was mainly due to the decrease in business acquisitions and less transition costs on outsourcing contracts, partly offset by an increase in computer equipment and leasehold improvements, when compared to the same period last year.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	28

4.1.3. Cash Used in Financing Activities
For the year ended September 30, 2018, $879.0 million was used in financing activities while $1,183.0 million was used over the same period last year.
The following table provides a summary of the generation and use of cash from financing activities:

For the years ended September 30,	2018	2017	Change
In thousands of CAD
Net change in unsecured committed revolving credit facility	(5,205)	200,000	(205,205)
Net change in long-term debt	(101,660)	(180,920)	79,260
	(106,865)	19,080	(125,945)
Settlement of derivative financial instruments	(2,430)	—	(2,430)
Repayment of debt assumed from business acquisitions	(28,609)	(9,119)	(19,490)
Purchase of Class A subordinate voting shares held in trusts	(24,789)	—	(24,789)
Resale of Class A subordinate voting shares held in trusts	528	4,046	(3,518)
Purchase and cancellation of Class A subordinate voting shares	(794,076)	(1,246,664)	452,588
Issuance of Class A subordinate voting shares	77,197	49,671	27,526
Cash used in financing activities	(879,044)	(1,182,986)	303,942
For the year ended September 30, 2018, we used $101.7 million to reduce our outstanding long-term debt, mainly driven by the first yearly scheduled repayment on a tranche of the Senior U.S. unsecured notes in the amount of $65.0 million (US$50.0 million). For the year ended September 30, 2017, we used $180.9 million to reduce our outstanding long-term debt, mainly driven by the scheduled repayment of a tranche of the Senior U.S. unsecured notes in the amount of $113.6 million (US$85.0 million). Also in Fiscal 2017, we drew $200.0 million on the Company's unsecured committed revolving credit facility.
In addition, $28.6 million was used to repay debt assumed from business acquisitions made during the year ended September 30, 2018, while an amount of $9.1 million was used to repay the debt assumed from business acquisitions during the year ended September 30, 2017.
For the year ended September 30, 2018, $24.8 million was used to purchase Class A Shares in connection with the Company's Performance Share Unit Plans (PSU Plans). More information concerning the PSU Plans can be found in note 19 of the audited consolidated financial statements.
For the year ended September 30, 2018, $794.1 million including fees was used to pay for the purchase for cancellation of 10,325,879 Class A Shares compared to $1,246.7 million for the purchase for cancellation 19,929,268 Class A Shares for last year.
Finally, for the year ended September 30, 2018, we received $77.2 million in proceeds from the exercise of stock options, compared to $49.7 million during the year ended September 30, 2017.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	29

4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents
For the year ended September 30, 2018, the effect of foreign exchange rate changes on cash and cash equivalents was an unfavourable impact of $18.7 million. This amount had no effect on net earnings as it was recorded in other comprehensive income.
4.2. CAPITAL RESOURCES

As at September 30, 2018	Available
In thousands of CAD
Cash and cash equivalents	184,091
Long-term investments	30,054
$1.5 billion unsecured committed revolving credit facility[1]	1,295,595
Total	1,509,740

[1]	Includes an amount of $194.8 million outstanding under our unsecured committed revolving credit facility and letters of credit in the aggregate amount of $9.6 million as at September 30, 2018.
Our cash position and bank lines are sufficient to support our growth strategy. As at September 30, 2018, cash and cash equivalents and long-term investments represented $214.1 million.
Cash equivalents include term deposits, all with maturities of 90 days or less. Long-term investments include corporate and government bonds with maturities ranging from one to five years, with a credit rating of A or higher.
As at September 30, 2018, the aggregate amount of the capital resources available to the Company was of $1,509.7 million. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. As at September 30, 2018, CGI was in compliance with these covenants.
Total debt decreased by $61.1 million to $1,800.9 million as at September 30, 2018, compared to $1,862.0 million as at September 30, 2017. The variance was mainly due to the net change on our long-term debt of $103.1 million partially offset by a foreign exchange translation impact of $55.2 million.
As at September 30, 2018, CGI was showing a negative working capital2 of $8.8 million. The Company also had $1,295.6 million available under its unsecured committed revolving credit facility and is generating a significant level of cash that will allow it to fund its operations while maintaining adequate levels of liquidity. On November 6, 2018, the unsecured committed revolving facility was extended by one year to December 2023 and can be further extended. There were no material changes in the terms and conditions.
As at September 30, 2018 the cash and cash equivalents held by foreign subsidiaries were $142.4 million ($126.4 million as at September 30, 2017). The tax implications and impact related to its repatriation will not materially affect the Company's liquidity.

2    Working capital is defined as total current assets minus total current liabilities.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	30

4.3. CONTRACTUAL OBLIGATIONS
We are committed under the terms of contractual obligations which have various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. For the year ended September 30, 2018, the Company decreased its commitments by $12.9 million mainly due to the reduction of long-term debt.

Commitment type	Total	Less than 1 year	2nd and 3rd years	4th and 5th years	After 5 years
In thousands of CAD
Long-term debt	1,783,717	336,200	342,294	651,434	453,789
Estimated interest on long-term debt	251,965	64,569	109,782	59,454	18,160
Finance lease obligations	29,909	12,380	15,731	1,798	—
Estimated interest on finance lease obligations	1,067	529	473	65	—
Operating leases
Rental of office space (excluding cost of services and taxes)	626,885	128,471	222,201	158,201	118,012
Computer equipment	10,770	4,208	6,116	446	—
Automobiles	68,485	34,792	30,251	3,442	—
Long-term service agreements and other	283,469	136,509	138,408	8,552	—
Total	3,056,267	717,658	865,256	883,392	589,961
Our required benefit plan contributions have not been included in this table as such contributions depend on periodic actuarial valuations for funding purposes. Our contributions to defined benefit plans are estimated at $24.2 million for Fiscal 2019 as described in note 16 of the audited consolidated financial statements.

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS
We use various financial instruments to manage our exposure to fluctuations of foreign currency exchange rates and interest rates. Please refer to note 3 and 31 of our audited consolidated financial statements for additional information on our financial instruments and hedging transactions.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	31

4.5. SELECTED MEASURES OF CAPITAL RESOURCES AND LIQUIDITY

As at September 30,	2018	2017
In thousands of CAD except for percentages
Reconciliation between net debt and long-term debt including the current portion:
Net debt	1,640,814	1,749,374
Add back:
Cash and cash equivalents	184,091	165,872
Long-term investments	30,054	23,047
Fair value of foreign currency derivative financial instruments related to debt	(54,066)	(76,290)
Long-term debt including the current portion	1,800,893	1,862,003

Net debt to capitalization ratio	19.2%	21.5%
Return on equity	17.3%	16.1%
Return on invested capital	14.5%	13.7%
Days sales outstanding	52	47
We use the net debt to capitalization ratio as an indication of our financial leverage in order to realize our Build and Buy strategy. The net debt to capitalization ratio decreased to 19.2% in Fiscal 2018 from 21.5% in Fiscal 2017. The change in the net debt to capitalization ratio was mostly due to an increase in our equity following a strong profitability over the last year.
ROE is a measure of the return we are generating for our shareholders. ROE increased to 17.3% in Fiscal 2018 from 16.1% in Fiscal 2017. The increase was mainly due to higher net earnings over the last four quarters.
ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital ratio increased to 14.5% in Fiscal 2018 from 13.7% in Fiscal 2017. The improvement in the ROIC was mainly the result of our higher net earings excluding net finance costs after-tax over the last four quarters.
DSO increased to 52 days at the end of Fiscal 2018 when compared to 47 days in Fiscal 2017 due to an increased proportion of our revenues from system integration & consulting services. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO. The Company maintains a target DSO of 45 days.
4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES
In the normal course of operations, CGI uses off-balance sheet financing for a variety of transactions such as operating leases for office space, computer equipment and vehicles. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.
In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as a result of breaches in our contractual obligations, representations and warranties, intellectual property right infringement and litigation against counterparties, among others. While some of the agreements specify a maximum potential exposure of approximately $11.4 million, others do not specify a maximum amount or limited period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its audited consolidated financial statements.
In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once we are awarded the bid. We would also be liable for the performance bonds in the event of a default in the performance of our obligations. As at September 30, 2018, we had committed a total of $27.8 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	32

the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.
4.7. CAPABILITY TO DELIVER RESULTS
Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our Build and Buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; purchasing for cancellation Class A Shares and paying down debt. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in Fiscal 2019.
Strong and experienced leadership is essential to successfully implement the Company's strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience in the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the CGI Leadership Institute to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.
As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a Company-wide survey. Furthermore, our members are also owners of CGI through our Share Purchase Plan. The Share Purchase Plan, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.
In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business units and corporate processes. This foundation, along with our appropriate internal systems, helps in providing a disciplined high standard of quality service to our clients across all of our operations, and additional value to our stakeholders. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and CMMI certification programs.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	33

5.    Fourth Quarter Results (Unaudited)

5.1. BOOKINGS AND BOOK-TO-BILL RATIO
Bookings for the quarter ended September 30, 2018 were $3.5 billion representing a book-to-bill ratio of 126.2%. The breakdown of the new bookings signed during the quarter is as follows:

	Contract Type			Service Type			Segment			Vertical Market

A.	New business	51%	A.	Management of IT and business functions	52%	A.	U.S. Federal	33%	A.	Government	48%
B.	Extensions and	49%	B.	System integration and	48%	B.	Northern Europe	15%	B.	MRD	23%
	renewals			consulting		C.	U.S. Commercial and	13%	C.	Communication	13%
							State Government			& utilities
						D.	France	13%	D.	Financial Services	11%
						E.	Canada	10%	E.	Health	5%
						F.	ECS	8%
						G.	U.K.	8%
						H.	Asia Pacific	—%
Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for, an analysis of our revenue. Management however believes that it is a key indicator of potential future revenue.
The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the three months ended September 30, 2018	Bookings for the year ended September 30, 2018	Book-to-bill ratio for the year ended September 30, 2018
Total CGI	3,533,650	13,492,959	117.3%

Northern Europe	518,917	2,331,847	123.3%
Canada	365,785	1,647,927	90.6%
France	457,771	1,775,929	101.0%
U.S. Commercial and State Government	459,133	2,055,587	117.9%
U.S. Federal	1,172,161	2,574,633	173.9%
U.K.	269,330	1,663,132	117.3%
ECS	278,713	1,372,820	108.2%
Asia Pacific	11,840	71,084	55.6%

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	34

5.2. FOREIGN EXCHANGE
The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.
Average foreign exchange rates

For the three months ended September 30,	2018	2017	Change
U.S. dollar	1.3072	1.2531	4.3%
Euro	1.5204	1.4728	3.2%
Indian rupee	0.0187	0.0195	(4.1%)
British pound	1.7035	1.6399	3.9%
Swedish krona	0.1462	0.1541	(5.1%)
Australian dollar	0.9565	0.9896	(3.3%)

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	35

5.3. REVENUE DISTRIBUTION
The following charts provide additional information regarding our revenue mix for the quarter ended September 30, 2018:

Service Type			Client Geography			Vertical Market

A.	System integration and consulting	53%	A.	U.S.	29%	A.	Government	32%
B.	Management of IT and business functions	47%	B.	Canada	16%	B.	MRD	25%
			C.	France	15%	C.	Financial services	22%
			D.	U.K.	13%	D.	Communications & utilities	15%
			E.	Finland	6%	E.	Health	6%
			F.	Sweden	6%
			G.	Rest of the world	15%

5.3.1. Client Concentration
IFRS guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 12.0% of our revenue for Q4 2018 as compared to 14.3% for Q4 2017.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	36

5.4. REVENUE BY SEGMENT
The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q4 2018 and Q4 2017 periods. The Q4 2017 revenue by segment was recorded reflecting the actual average foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s average foreign exchange rates.

For the three months ended September 30,			Change
	2018	2017	$	%
In thousands of CAD except for percentages
Total CGI revenue	2,798,960	2,608,099	190,861	7.3%
Variation prior to foreign currency impact	5.0%
Foreign currency impact	2.3%
Variation over previous period	7.3%

Northern Europe
Revenue prior to foreign currency impact	398,658	356,623	42,035	11.8%
Foreign currency impact	(2,289)
Northern Europe revenue	396,369	356,623	39,746	11.1%

Canada
Revenue prior to foreign currency impact	421,642	397,317	24,325	6.1%
Foreign currency impact	511
Canada revenue	422,153	397,317	24,836	6.3%

France
Revenue prior to foreign currency impact	394,837	369,472	25,365	6.9%
Foreign currency impact	14,203
France revenue	409,040	369,472	39,568	10.7%

U.S. Commercial and State Government
Revenue prior to foreign currency impact	407,120	391,353	15,767	4.0%
Foreign currency impact	17,814
U.S. Commercial and State Government revenue	424,934	391,353	33,581	8.6%

U.S. Federal
Revenue prior to foreign currency impact	338,952	364,073	(25,121)	(6.9%)
Foreign currency impact	14,734
U.S. Federal revenue	353,686	364,073	(10,387)	(2.9%)

U.K.
Revenue prior to foreign currency impact	316,588	294,175	22,413	7.6%
Foreign currency impact	12,680
U.K. revenue	329,268	294,175	35,093	11.9%

ECS
Revenue prior to foreign currency impact	304,959	285,870	19,089	6.7%
Foreign currency impact	9,660
ECS revenue	314,619	285,870	28,749	10.1%

Asia Pacific
Revenue prior to foreign currency impact	155,396	149,216	6,180	4.1%
Foreign currency impact	(6,505)
Asia Pacific revenue	148,891	149,216	(325)	(0.2%)
We ended the fourth quarter of Fiscal 2018 with revenue of $2,799.0 million, an increase of $190.9 million, or 7.3% when compared to the same period of Fiscal 2017. On a constant currency basis, revenue increased by $130.1 million or 5.0%. Foreign currency rate fluctuations favourably impacted our revenue by $60.8 million or 2.3%. The increase in revenue was primarily due to recent business acquisitions, the strength and demand for our services and solutions across our segments, partially offset by a work in progress adjustment taken on a contract in the U.S. Federal in Q4 2018.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	37

5.4.1. Northern Europe
Revenue in our Northern Europe segment was $396.4 million in Q4 2018, an increase of $39.7 million or 11.1% compared to the same period last year. On a constant currency basis, revenue increased by $42.0 million or 11.8%. The increase was primarily driven by the Affecto acquisition and higher systems integration and consulting services in Sweden, partly offset by the non-renewal of certain outsourcing contracts in Sweden and Finland, mainly in infrastructure.
On a client geographic basis, the top two Northern Europe vertical markets were MRD and government, generating revenues of approximately $270 million for the current quarter.
5.4.2. Canada
Revenue in our Canada segment for Q4 2018 was $422.2 million, an increase of $24.8 million or 6.3% compared to the same period last year. On a constant currency basis, revenue increased by $24.3 million or 6.1%. The increase was driven by revenue associated with the Facilité Informatique acquisition as well as organic growth within the financial services vertical market. This was partly offset by lower IP revenue due to a large license sale within the financial services vertical market in Fiscal 2017.
On a client geographic basis, the top two Canada vertical markets were financial services and communication & utilities, generating revenues of approximately $292 million for the current quarter.
5.4.3. France
Revenue from our France segment was $409.0 million in Q4 2018, an increase of $39.6 million or 10.7% compared to the same period last year. On a constant currency basis, revenue increased by $25.4 million or 6.9%. The increase in revenue was mainly the result of organic growth across all vertical markets, predominantly in MRD and financial services.
On a client geographic basis, the top two France vertical markets were MRD and financial services, generating revenues of approximately $278 million for the current quarter.
5.4.4. U.S. Commercial and State Government
Revenue from our U.S. Commercial and State Government segment was $424.9 million in Q4 2018, an increase of $33.6 million or 8.6% compared to the same period last year. On a constant currency basis, revenue increased by $15.8 million or 4.0%. The increase in revenue is primarily due to the Paragon acquisition and higher work volumes primarily within the financial services vertical market.
On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were financial services and government, generating revenues of approximately $266 million for the current quarter.
5.4.5. U.S. Federal
Revenue from our U.S. Federal segment was $353.7 million in Q4 2018, a decrease of $10.4 million or 2.9% compared to the same period last year. On a constant currency basis, revenue decreased by $25.1 million or 6.9%. The change was maily due to decreased work volume within defense agencies and a work in progress adjustment taken on a contract. This was partly offset by growth in civilian based revenues mainly related to our ERP business solutions and cyber & other security services.
For the current quarter, 78% of revenues within the U.S. Federal segment were Federal civilian based.
5.4.6. U.K.
Revenue from our U.K. segment was $329.3 million in Q4 2018, an increase of $35.1 million or 11.9% when compared to the same period last year. On a constant currency basis, revenue increased by $22.4 million or 7.6%. The increase in revenue was mainly due to new outsourcing contracts within the government and communications & utilities vertical markets, partly offset by the non-renewal of certain infrastructure outsourcing contracts.
On a client geographic basis, the top two U.K. vertical markets were government and communication & utilities, generating revenues of approximately $266 million for the current quarter.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	38

5.4.7. ECS
Revenue from our ECS segment was $314.6 million in Q4 2018, an increase of $28.7 million or 10.1% compared to the same period last year. On a constant currency basis, revenue increased by $19.1 million or 6.7%. The increase in revenue was mainly driven by market demand and growth in Germany and in Eastern Europe.
On a client geographic basis, the top two ECS vertical markets were MRD and communication & utilities, generating revenues of approximately $208 million for the current quarter.
5.4.8. Asia Pacific
Revenue from our Asia Pacific segment was $148.9 million in Q4 2018, a decrease of $0.3 million or 0.2% compared to the same period last year. On a constant currency basis, revenue increased by $6.2 million or 4.1%. The increase in revenue was mainly driven by the continued demand for our offshore delivery centers, partly offset by successful project completions in Australia.
On a client geographic basis, the top two Asia Pacific vertical markets were MRD and financial services, generating revenues of approximately $14 million for the current quarter.

5.5. ADJUSTED EBIT BY SEGMENT

For the three months ended September 30,			Change
	2018	2017	$	%
In thousands of CAD except for percentages
Northern Europe	49,868	41,597	8,271	19.9%
As a percentage of segment revenue	12.6%	11.7%

Canada	93,329	99,243	(5,914)	(6.0%)
As a percentage of segment revenue	22.1%	25.0%

France	54,189	42,465	11,724	27.6%
As a percentage of segment revenue	13.2%	11.5%

U.S. Commercial and State Government	86,738	68,024	18,714	27.5%
As a percentage of segment revenue	20.4%	17.4%

U.S. Federal	45,394	42,986	2,408	5.6%
As a percentage of segment revenue	12.8%	11.8%

U.K.	41,924	38,572	3,352	8.7%
As a percentage of segment revenue	12.7%	13.1%

ECS	28,051	26,584	1,467	5.5%
As a percentage of segment revenue	8.9%	9.3%

Asia Pacific	36,239	36,362	(123)	(0.3%)
As a percentage of segment revenue	24.3%	24.4%
Adjusted EBIT	435,732	395,833	39,899	10.1%
Adjusted EBIT margin	15.6%	15.2%
Adjusted EBIT for the quarter was $435.7 million an increase of $39.9 million or 10.1% from Q4 2017, while the adjusted EBIT margin increased to 15.6% from 15.2% in Q4 2017. The increase was mainly due to savings generated by the Restructuring Program and additional R&D tax credits in the U.S., partly offset by the impact of the work in progress adjustment taken on a contract in U.S. Federal in Q4 2018.
5.5.1. Northern Europe
Adjusted EBIT in the Northern Europe segment was $49.9 million for Q4 2018, an increase of $8.3 million year-over-year, while the adjusted EBIT margin increased to 12.6% from 11.7%. This increase was primarily due to savings generated from the Restructuring Program.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	39

5.5.2. Canada
Adjusted EBIT in the Canada segment was $93.3 million for Q4 2018, a decrease of $5.9 million year-over-year, while the adjusted EBIT margin decreased to 22.1% from 25.0%. The change in adjusted EBIT margin was mainly the result of the prior year's license sale within the financial services vertical market and the temporary dilutive impact of the Facilité Informatique acquisition.

5.5.3. France
Adjusted EBIT in the France segment was $54.2 million for Q4 2018, an increase of $11.7 million year-over-year while adjusted EBIT margin increased to 13.2% from 11.5% mainly due to organic growth and its positive impact on utilization.
5.5.4. U.S. Commercial and State Government
Adjusted EBIT in the U.S. Commercial and State Government segment was $86.7 million for Q4 2018, an increase of $18.7 million while adjusted EBIT margin increased to 20.4% from 17.4%. The increase was mainly the result of additional R&D tax credits.
5.5.5. U.S. Federal
Adjusted EBIT in the U.S. Federal segment was $45.4 million for Q4 2018, an increase of $2.4 million year-over-year, while the adjusted EBIT margin increased to 12.8% from 11.8%. The increase was primarily due to additional R&D tax credits and adjustments to performance-based compensation accruals, offsetting the impact of a work in progress adjustment taken on a contract.
5.5.6. U.K.
Adjusted EBIT in the U.K. segment was $41.9 million for Q4 2018, an increase of $3.4 million year-over-year, while the adjusted EBIT margin decreased to 12.7% from 13.1% due to the non-renewal of certain outsourcing contracts, mainly in infrastructure. This was partly offset by savings generated by the Restructuring Program.
5.5.7. ECS
Adjusted EBIT in the ECS segment was $28.1 million for Q4 2018, an increase of $1.5 million year-over-year, while the adjusted EBIT margin decreased to 8.9% from 9.3%. The change was mainly due to lower work volume and projects completed in Belgium, partly offset by improved profitability in the Netherlands due to savings generated by the Restructuring Program.
5.5.8. Asia Pacific
Adjusted EBIT and Adjusted EBIT margin in the Asia Pacific segment remained relatively stable at $36.2 million and 24.3%, respectively, for Q4 2018.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	40

5.6. NET EARNINGS AND EARNINGS PER SHARE
The following table sets out the information supporting the earnings per share calculations:

For the three months ended September 30,			Change
	2018	2017	$	%
In thousands of CAD except for percentage and shares data
Adjusted EBIT	435,732	395,833	39,899	10.1%
Minus the following items:
Acquisition-related and integration costs	2,089	2,980	(891)	(29.9%)
Restructuring costs	20,082	88,628	(68,546)	(77.3%)
Net finance costs	20,782	16,575	4,207	25.4%
Earnings before income taxes	392,779	287,650	105,129	36.5%
Income tax expense	99,294	79,188	20,106	25.4%
Effective tax rate	25.3%	27.5%

Net earnings	293,485	208,462	85,023	40.8%
Margin	10.5%	8.0%

Weighted average number of shares

Class A subordinate voting shares and Class B multiple voting shares (basic)	279,415,304	292,708,617		(4.5%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	284,531,000	297,581,974		(4.4%)

Earnings per share (in dollars)
Basic EPS	1.05	0.71	0.34	47.9%
Diluted EPS	1.03	0.70	0.33	47.1%
For the current quarter, the increase in earnings before income taxes was mainly due to the $68.5 million of restructuring costs incurred in Q4 2017.
For Q4 2018, the income tax expense was $99.3 million compared to $79.2 million for the same period last year, while our effective tax rate decreased to 25.3% from 27.5%. The decrease in income tax rate was mainly the result of the U.S. tax reform enacted in Q1 2018.
During the quarter, 2,379,600 Class A subordinate voting shares were purchased for cancellation while 343,084 stock options were exercised.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	41

5.6.1. Net Earnings and Earnings per Share Excluding Specific Items
Below is a table showing the year-over-year comparison excluding specific items, namely acquisition-related and integration costs as well as restructuring costs :

For the three months ended September 30,			Change
	2018	2017	$	%
In thousands of CAD except for percentage and shares data
Earnings before income taxes	392,779	287,650	105,129	36.5%
Add back:
Acquisition-related and integration costs	2,089	2,980	(891)	(29.9%)
Restructuring costs	20,082	88,628	(68,546)	(77.3%)
Earnings before income taxes excluding specific items	414,950	379,258	35,692	9.4%

Income tax expense	99,294	79,188	20,106	25.4%
Add back:
Tax deduction on acquisition-related and integration costs	448	1,057	(609)	(57.6%)
Tax deduction on restructuring	5,364	23,292	(17,928)	(77.0%)
Income tax expense excluding specific items	105,106	103,537	1,569	1.5%
Effective tax rate excluding specific items	25.3%	27.3%

Net earnings excluding specific items	309,844	275,721	34,123	12.4%
Net earnings excluding specific items margin	11.1%	10.6%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B multiple voting shares (basic)	279,415,304	292,708,617		(4.5%)

Class A subordinate voting shares and Class B multiple voting shares (diluted)	284,531,000	297,581,974		(4.4%)

Earnings per share excluding specific items (in dollars)

Basic EPS	1.11	0.94	0.17	18.1%
Diluted EPS	1.09	0.93	0.16	17.2%

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	42

5.7. CONSOLIDATED STATEMENTS OF CASH FLOWS
As at September 30, 2018, cash and cash equivalents were $184.1 million. The following table provides a summary of the generation and use of cash and cash equivalents for the quarters ended September 30, 2018 and 2017.

For the three months ended September 30,	2018	2017	Change
In thousands of CAD
Cash provided by operating activities	340,363	352,077	(11,714)
Cash used in investing activities	(76,826)	(98,121)	21,295
Cash used in financing activities	(226,120)	(373,896)	147,776
Effect of foreign exchange rate changes on cash and cash equivalents	(24,422)	(17,125)	(7,297)
Net increase (decrease) in cash and cash equivalents	12,995	(137,065)	150,060
5.7.1. Cash Provided by Operating Activities
For Q4 2018, cash provided by operating activities was $340.4 million compared to $352.1 million in Q4 2017, or 11.8% of revenue compared to 13.5% last year.
The following table provides a summary of the generation and use of cash from operating activities.

For the three months ended September 30,	2018	2017	Change
In thousands of CAD
Net earnings	293,485	208,462	85,023
Amortization and depreciation	101,471	100,210	1,261
Other adjustments [1]	25,283	12,910	12,373
Cash flow from operating activities before net change in non-cash working capital items	420,239	321,582	98,657
Net change in non-cash working capital items:
Accounts receivable, work in progress and deferred revenue	(13,106)	19,879	(32,985)
Accounts payable and accrued liabilities, accrued compensation, provisions and long-term liabilities	(79,057)	(9,282)	(69,775)
Other [2]	12,287	19,898	(7,611)
Net change in non-cash working capital items	(79,876)	30,495	(110,371)
Cash provided by operating activities	340,363	352,077	(11,714)

[1]	Other adjustments are comprised of deferred income taxes, foreign exchange gain and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets, retirement benefits obligations, derivative financial instruments and income taxes.
For the three months ended September 30, 2018, the $79.9 million of net change in non-cash working capital items was mostly due to the timing of accrued compensation mainly related to vacation, accounts payable, the net decrease in prepaid expenses and other assets mainly from the timing of payments for maintenance services and the timing of the collection of tax credits.
The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	43

5.7.2. Cash Used in Investing Activities
For Q4 2018, $76.8 million was used in investing activities while $98.1 million was used in the prior year.
The following table provides a summary of the generation and use of cash from investing activities:

For the three months ended September 30,	2018	2017	Change
In thousands of CAD
Business acquisitions	(614)	(32,799)	32,185
Proceeds from sale of business	3,500	—	3,500
Purchase of property, plant and equipment	(42,367)	(29,219)	(13,148)
Additions to contract costs	(16,746)	(22,509)	5,763
Additions to intangible assets	(20,320)	(22,969)	2,649
Net (purchase) proceeds of long-term investments	(279)	9,375	(9,654)
Cash used in investing activities	(76,826)	(98,121)	21,295
As compared to last year, the decrease of $21.3 million in cash used in investing activities during Q4 2018 was mainly due to less business acquisitions investments, partially offset by an increase in the purchase of property, plant and equipment mainly related to hardware refreshes.

5.7.3. Cash Used in Financing Activities

For the three months ended September 30,	2018	2017	Change
In thousands of CAD
Net change in unsecured committed revolving credit facility	53,136	200,000	(146,864)
Net change in long-term debt	(71,882)	(14,171)	(57,711)
	(18,746)	185,829	(204,575)
Repayment of debt assumed in business acquisition	—	(222)	222
Settlement of derivative financial instruments	(2,430)	—	(2,430)
Purchase and cancellation of Class A subordinate voting shares held in trusts	(215,616)	(563,574)	347,958
Issuance of Class A subordinate voting shares	10,672	4,071	6,601
Cash used in financing activities	(226,120)	(373,896)	147,776
During Q4 2018, we used $71.9 million to reduce our outstanding long-term debt while, for the same period last year, $14.2 million was used. This was mainly driven by the first yearly scheduled repayment on a tranche of the Senior U.S. unsecured notes in the amount of $65.0 million. In addition, we drew $53.1 million on the Company's unsecured committed revolving credit facility during Q4 2018 while, for the same period last year, we drew $200.0 million to purchase shares for cancellation under our NCIB.
During Q4 2018, we used $215.6 million to purchase Class A Shares for cancellation under the NCIB. For the same period last year, we used $563.6 million to purchase Class A Shares for cancellation under the NCIB.
In Q4 2018, we received $10.7 million in proceeds from the exercise of stock options, compared to $4.1 million during the same period last year.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	44

6.    Eight Quarter Summary (Unaudited)

As at and for the three months ended,	Sep. 30, 2018	Jun. 30, 2018	Mar. 31, 2018	Dec. 31, 2017	Sep. 30, 2017	Jun. 30, 2017	Mar. 31, 2017	Dec. 31, 2016
In millions of CAD unless otherwise noted
Growth
Revenue	2,799.0	2,940.7	2,950.3	2,816.9	2,608.1	2,836.8	2,724.4	2,675.7
Year-over-year revenue growth	7.3%	3.7%	8.3%	5.3%	1.0%	6.4%	(0.9%)	(0.3%)
Constant currency year-over-year revenue growth	5.0%	3.8%	4.9%	4.9%	2.5%	5.2%	5.6%	3.7%
Backlog	22,577	22,407	22,049	21,110	20,813	20,800	20,968	20,975
Bookings	3,534	3,470	3,513	2,976	2,913	2,675	2,735	2,962
Book-to-bill ratio	126.2%	118.0%	119.1%	105.7%	111.7%	94.3%	100.4%	110.7%
Book-to-bill ratio trailing twelve months	117.3%	113.8%	107.7%	102.8%	104.1%	103.8%	107.9%	107.7%
Profitability
Adjusted EBIT	435.7	435.3	424.4	406.3	395.8	399.1	395.1	396.7
Adjusted EBIT margin	15.6%	14.8%	14.4%	14.4%	15.2%	14.1%	14.5%	14.8%
Net earnings	293.5	288.3	274.4	285.3	208.5	276.6	274.4	275.7
Net earnings margin	10.5%	9.8%	9.3%	10.1%	8.0%	9.8%	10.1%	10.3%
Diluted EPS (in dollars)	1.03	1.00	0.94	0.98	0.70	0.92	0.90	0.89
Net earnings excluding specific items	309.8	309.7	303.2	288.0	275.7	278.5	275.2	277.6
Net earnings margin excluding specific items	11.1%	10.5%	10.3%	10.2%	10.6%	9.8%	10.1%	10.4%
Diluted EPS excluding specific items (in dollars)	1.09	1.08	1.04	0.99	0.93	0.93	0.91	0.90
Liquidity
Cash provided by operating activities	340.4	317.3	425.7	410.1	352.1	290.6	366.2	349.7
As a % of revenue	12.2%	10.8%	14.4%	14.6%	13.5%	10.2%	13.4%	13.1%
Days sales outstanding	52	50	46	47	47	45	42	44
Capital structure
Net debt	1,640.8	1,685.2	1,525.9	1,635.0	1,749.4	1,449.8	1,493.7	1,491.7
Net debt to capitalization ratio	19.2%	19.6%	17.5%	19.3%	21.5%	17.2%	18.2%	18.2%
Return on equity	17.3%	16.0%	16.0%	16.2%	16.1%	17.2%	17.5%	17.7%
Return on invested capital	14.5%	13.5%	13.5%	13.7%	13.7%	14.6%	14.7%	14.6%
Balance sheet
Cash and cash equivalents, and short-term investments	184.1	171.1	287.5	238.9	165.9	302.9	282.0	313.9
Total assets	11,919.1	12,155.0	12,363.7	11,957.5	11,396.2	11,832.6	11,526.0	11,535.9
Long-term financial liabilities [1]	1,530.1	1,615.7	1,578.9	1,588.3	1,821.9	1,725.3	1,747.0	1,760.9

[1]	Long-term financial liabilities include the long-term portion of the debt and the long-term derivative financial instruments.

There are factors causing quarterly variances which may not be reflective of the Company’s future performance. First, there is seasonality in system integration and consulting work, and the quarterly performance of these operations is impacted by occurrences such as vacations and the number of statutory holidays in any given quarter. Outsourcing contracts including business process services contracts are affected to a lesser extent by seasonality. Second, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Third, the savings that we generate for a client on a given outsourcing contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.
In general, cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of monthly payments received from large clients, cash requirements associated with large acquisitions, outsourcing contracts

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	45

and projects, the timing of the reimbursements for various tax credits as well as profit sharing payments to members and the timing of restructuring cost payments.
Foreign exchange fluctuations can also contribute to quarterly variances as our percentage of operations in foreign countries evolves. The effect from these variances is primarily on our revenue and to a much lesser extent, on our margin as we benefit, as much as possible, from natural hedges.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	46

 7.    Changes in Accounting Policies

The audited consolidated financial statements for the year ended September 30, 2018 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.
ACCOUNTING STANDARD ADOPTION
The following amendment to the existing standard has been adopted by the Company on October 1, 2017:
IAS 7 - Statement of Cash Flows
In January 2016, the IASB amended IAS 7, Statement of Cash Flows, to require enhanced disclosures about changes in liabilities arising from financing activities, including changes from financing cash flows, changes arising from obtaining or losing control of subsidiaries or other businesses, the effect of changes in foreign exchange rates and changes in fair value. The additional disclosures are provided in note 27, Supplementary cash flow information.
FUTURE ACCOUNTING STANDARD CHANGES
The following standards have been issued but were not effective as at September 30, 2018.
IFRS 15 - Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, to specify how and when to recognize revenue as well as requiring the provision of more informative and relevant disclosures. The standard supersedes IAS 18, Revenue, IAS 11, Construction Contracts, and other revenue related interpretations.
The standard is effective on October 1, 2018 for the Company. The standard permits two possible transition methods for its application: i) retrospectively to each prior reporting period presented or ii) retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application (modified retrospective method). The Company will adopt IFRS 15 using the modified retrospective method.
In preparation for the conversion to IFRS 15, the Company has developed a detailed conversion plan consisting of four phases: 1) awareness, 2) detailed assessment, 3) design and 4) implementation. As part of the awareness phase, the Company has established a Steering Committee responsible for monitoring the progress and approving recommendations from the project team. The Steering Committee meets regularly and quarterly updates are provided to the Audit and Risk Management Committee.
The Company has completed the second phase of the conversion plan which encompasses a detailed assessment of the differences between current requirements and IFRS15, including the impact assessment of such differences.
The Company expects that, generally, revenue from outsourcing, BPS and systems integration and consulting services arrangements will continue to be recognized as the services are provided in a manner that is consistent with its current accounting policies. However, initial implementation activities, currently not considered as a separately identifiable component, could be in some cases identified as a separate performance obligation as they will meet the criteria of being distinct under IFRS 15 resulting in acceleration of revenue recognition. The Company does not expect a significant impact on its consolidated financial statements.
Currently, when a software license has value to the client on a stand-alone basis and is identified as a separately identifiable component, revenue from the software license is recognized upon delivery. Under IFRS 15, when the arrangement involves significant customization services, revenue from a software license will be combined with the services resulting in deferral of revenue recognition. The Company does not expect a significant impact on its consolidated financial statements.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	47

The Company has completed the third phase of the conversion plan and is progressing toward completion of the fourth phase. The Company has not identified any material system changes. Training and guidance have been continually provided to those involved in client contracts. The Company has updated and is finalizing the implementation of revised policies, procedures and controls in order to meet the requirements of the standard, including the additional presentation and disclosure requirements.
IFRS 9 - Financial Instruments
In July 2014, the IASB amended IFRS 9, Financial Instruments, to replace IAS 39, Financial Instruments: Recognition and Measurement. The standard is effective on October 1, 2018 for the Company and is required to be applied retrospectively. The Company will apply the exemption from the requirement to restate comparative information.
The standard simplifies the classification of financial assets, while carrying forward most of the requirements of IAS 39. The Company's financial assets currently classified as loans and receivables will continue to be measured at amortized cost and financial assets currently classified as available-for-sale will continue to be measured at fair value through other comprehensive income.
The standard introduces a new impairment model which will apply to the Company’s trade accounts receivable, long-term receivables and long-term bonds. Management does not believe that the Company is subject to any significant credit risk, given its large and diversified client base and its risk mitigation strategy to invest in high credit quality corporate and government bonds with a credit rating of A or higher.
Finally, IFRS 9 introduces a new hedge accounting model that is more closely aligned with risk-management activities. The Company will apply the new hedge accounting model and expects that existing hedge relationships will continue to qualify for hedge accounting under this new model.
The Company is still in the process of evaluating the disclosure requirements of the standard. The Company does not expect that the adoption of this standard will have a significant impact on its consolidated financial statements.
IFRS 16 - Leases
In January 2016, the IASB issued IFRS 16, Leases, to set out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a lease agreement. The standard supersedes IAS 17, Leases, and other leases related interpretations, eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model. The standard will be effective on October 1, 2019 for the Company. The standard permits two possible transition methods for its application: i) retrospectively to each prior reporting period presented or ii) retrospectively with the cumulative effect of initially applying the standard recognized on the date of the initial application (modified retrospective method). The Company plans to adopt IFRS 16 using the modified retrospective method.
When the Company is the lessee, it is expected that the application of IFRS 16 will result in on-balance sheet recognition of most of its lease agreements that are currently considered operating leases, which are primarily for the rental of premises. The Company also expects a decrease of its property costs and an increase of its finance costs and amortization and depreciation resulting from the change in the recognition, measurement and presentation of rental expenses. The Company does not expect that the adoption of IFRS 16 will have an impact on its ability to comply with the external covenants on its Senior U.S. and euro unsecured notes and unsecured committed revolving credit facility disclosed in note 32, Capital risk management.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	48

8.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the year ended September 30, 2018. Certain of these accounting policies, listed below, require management to make accounting estimates and judgement that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the audited consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgements that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes
Revenue recognition [1]	✓	✓	✓
Estimated losses on revenue-generating contracts	✓		✓
Goodwill impairment	✓		✓
Business combinations	✓	✓	✓	✓
Income taxes	✓			✓
Litigation and claims	✓	✓	✓
1     Affects the balance sheet through accounts receivable, work in progress and deferred revenue.
Revenue recognition
Relative selling price
If an arrangement involves the provision of multiple components, the total arrangement value is allocated to each separately identifiable component based on its relative selling price at the inception of the contract. At least on a yearly basis, the Company reviews its best estimate of the selling price which is established by using a reasonable range of prices for the various services and products offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.
System integration and consulting services under fixed-fee arrangements
Revenue from system integration and consulting services under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized using the percentage-of-completion method over the service period. The Company primarily uses labour hours or labour costs to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts on a monthly basis. Forecasts are reviewed to consider factors such as: changes to the scope of the contracts, delays in reaching milestones and new complexities in the project delivery. Forecasts can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligation within agreed upon budget and timeframes. To the extent that actual labour hours or labour costs could vary from estimates, adjustments to revenue following the review of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the total costs are forecasted to be higher than the total revenue, estimated losses on revenue-generating contracts is accounted for as described below.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	49

Estimated losses on revenue-generating contracts
Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Projects and services are monitored by the project managers on a monthly basis. Some of the indicators reviewed are: current financial results, delays in reaching milestones, new complexities in the project delivery and third party deliverables and estimated costs.
In addition, CGI’s Engagement Assessment Services (EAS) team conducts a formal monthly health check assessment on CGI’s project portfolio for all contracts that have a value above an established threshold. The reviews are based on a defined set of risk dimensions and assessment categories that results in detailed reports containing actual delivery and current financial status which are reviewed with the executive management. Due to the variability of the indicators reviewed, and because the estimates are based on many variables, estimated losses on revenue-generating contracts are subject to change.
Goodwill impairment
The carrying value of goodwill is tested for impairment annually or if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital (WACC) and actual financial performance compared to planned performance.
The recoverable amount of each segment has been determined based on its value in use (VIU) calculation which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to continue developing and expanding service offered to address emerging business demands and technology trends, a lengthened sales cycle and our ability to hire and retain qualified IT professionals affect future cash flows, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 11 of the audited consolidated financial statements for the fiscal year ended September 30, 2018. Historically, the Company has not recorded an impairment charge on goodwill. As at September 30, 2018, the fair value of each segment represented between 216% and 438% of its carrying value.
Business combinations
Management makes assumptions when determining the acquisition-date fair values of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates, and the useful lives of the assets acquired.
Additionally, judgement is required in determining whether an intangible asset is identifiable, and should be recorded separately from goodwill.
Changes in the above assumptions, estimates and judgements could affect our acquisition-date fair values and therefore could have material impacts on our audited consolidated financial statements. These changes are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they occurred during the measurement period, not exceeding one year. All other subsequent changes are recorded in our consolidated statement of earnings.
Income taxes
Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are made based on the forecast by jurisdiction which are aligned with goodwill impairment testing assumptions, on an undiscounted basis. In addition, management considers factors such as substantively enacted tax rates, the history of the taxable profits and availability of tax strategies. Due to the uncertainty and the variability of the factors mentioned above, deferred tax assets are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.
The Company is subject to taxation in numerous jurisdictions and there are transactions and calculations for which the ultimate tax determination is uncertain which occurs when there is uncertainty as to the meaning of the law, or to the applicability of the law to a particular transaction or both. In those circumstances, the Company might review administrative practice, consult

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tax authorities or advisors on the interpretation of tax legislation. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable. The provision for uncertain tax position is made using the best estimate of the amount expected to be paid based on qualitative assessments of all relevant factors and is subject to change. The review of assumptions is done on a quarterly basis.
Litigation and claims
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts the provision accordingly. The Company has to be compliant with applicable law in many jurisdictions which increases the complexity of determining the adequate provision following a litigation review. Since the outcome of such litigation and claims is not predictable with assurance, those provisions are subject to change. Adjustments to litigation and claims provisions are reflected in the period when the facts that give rise to an adjustment occur.

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9.	Integrity of Disclosure

The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI's compliance with its continuous and timely disclosure obligations, as well as the integrity of the Company's internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.
The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission. The role and responsibilities of the Audit and Risk Management Committee include: (a) reviewing public disclosure documents containing audited or unaudited financial information concerning CGI; (b) identifying and examining material financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (c) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (d) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (e) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (f) recommending to the Board of Directors the appointment of the external auditor, assessing the external auditor’s independence, reviewing the terms of their engagement, conducting an annual auditor's performance assessment, and pursuing ongoing discussions with them; (g) reviewing related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations; (h) reviewing the audit procedures including the proposed scope of the external auditor's examinations; and (i) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor's performance following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI personnel.
The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. As at September 30, 2018, management evaluated, under the supervision of and with the participation of the Chief Executive Officer and Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at September 30, 2018.
The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and Chief Financial Officer, and effected by management and other key CGI personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s internal control over financial reporting as at September 30, 2018, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as at September 30, 2018.

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10.	Risk Environment

10.1. RISKS AND UNCERTAINTIES
While we are confident about our long-term prospects, a number of risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth. The following risks and uncertainties should be considered when evaluating our potential as an investment.
10.1.1. Risks Related to the Market
Economic risk
The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. Clients may decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there may be fewer engagements in a downturn, competition may increase and pricing for services may decline as competitors may decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our revenue and profitability could be negatively impacted as a result of these factors.
10.1.2. Risks Related to our Industry
The competition for contracts
CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing and sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.
We derive significant revenue from contracts awarded through competitive bidding processes, which limit the Company's ability to negotiate certain contractual terms and conditions. Risks related to competitive bidding processes also involve substantial cost and managerial time and effort spent by the Company to prepare bids and proposals for contracts that may or may not be awarded to the Company, as well as expenses and delays that may arise if the Company's competitors protest or challenge awards made to the Company pursuant to competitive bidding processes.
The availability and retention of qualified IT professionals
There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient amount of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may be unable to replace key members who retire or leave the company and

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may be required to recruit and/or train new employees. This might result in lost revenue or increased costs, thereby putting pressure on our net earnings.
The ability to continue developing and expanding service offerings to address emerging business demands and technology trends
The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services and solutions. The markets in which we operate are extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner nor that we will be able to penetrate new markets successfully. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.
Infringing on the intellectual property rights of others
Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client (see guarantees risk). Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.
Protecting our intellectual property rights
Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Although CGI takes reasonable steps (e.g. available copyright protection and, in some cases, patent protection) to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.
Benchmarking provisions within certain contracts
Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.
10.1.3. Risks Related to our Business
Risks associated with our growth strategy
CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through smaller contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large long-term outsourcing contracts; third, acquisitions of smaller firms or niche players; and fourth, large transformational acquisitions.

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Our ability to achieve organic growth is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.
Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets that we correctly evaluate their potential as transactions that will meet our financial and operational objectives, and that we successfully integrate them into our business. There can, however, be no assurance that we will be able to identify suitable acquisition targets and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.
If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.
The variability of financial results
Our ability to maintain and increase our revenue is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, which could cause the Company's financial results to fluctuate. These factors include: (i) our ability to introduce and deliver new services and business solutions; (ii) our potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of our technology services and products; (iv) the nature of our client’s business (for example, if a client encounters financial difficulty, it may be forced to cancel, reduce or defer existing contracts with us); and (v) the structure of our agreements with clients (for example, some of CGI's agreements with clients contain clauses allowing the clients to benchmark the pricing of services provided by CGI against the prices offered by other providers). These, and other factors, make it difficult to predict financial results for any given period.
Business mix variations
The proportion of revenue that we generate from shorter-term system integration and consulting projects (SI&C), versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations, as the revenue from SI&C projects does not provide long-term consistency in revenue.
The financial and operational risks inherent in worldwide operations
We manage operations in numerous countries around the world including offshore delivery centers. The scope of our operations (including our offshore delivery centers) subjects us to issues that can negatively impact our operations, including: currency fluctuations (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; political, social and economic instability including the threats of terrorism, civil unrest, war, natural disasters and pandemic illnesses. Any or all of these risks could impact our global business operations and cause our profitability to decline.
Organizational challenges associated with our size
Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

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Taxes and tax credit programs
In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities. These tax authorities determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Such determinations may become final and binding on the Company. Any of the above factors could have a material adverse effect on our net income or cash flow by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.
Benefits obtained from government sponsored programs
We benefit from government sponsored programs designed to support research and development, labour and economic growth in jurisdictions where we operate. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to the Company in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the tax credit programs could increase operating or capital expenditures incurred by the Company and have a material adverse effect on its net earnings or cash flow.
Credit risk with respect to accounts receivable and work in progress
In order to sustain our net earnings and cash flow from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected from clients, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients and to collect the amounts owed to the Company for our services correctly in a timely manner, our collections could suffer, which could materially adversely affect our revenue, net earnings and cash flow. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.
Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions
Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.
Early termination risk
If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog of orders. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal

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right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.
Cost estimation risks
In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts, which can be based on a client's bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect our best judgement regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (CPMF), a framework that contains high standards of contract management to be applied throughout the Company. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on our expected net earnings.
Risks related to teaming agreements and subcontracts
We derive revenue from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to continue to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, if we fail to maintain our relationship with these providers or if our relationship with these providers is otherwise impaired, our business, prospects, financial condition and operating results could be materially adversely affected.
Our partners’ ability to deliver on their commitments
Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which could have an unfavourable impact on our profitability.
Guarantees risk
In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.
Risk related to human resources utilization rates
In order to maintain our net earnings, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations restrict our ability to do so, our utilization rates may be reduced;

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thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.
Client concentration risk
We derive a significant portion of our revenue from the services we provide to various U.S. federal government departments and agencies. We expect that this will continue for the foreseeable future. There can be, however, no assurance that each such U.S. federal government department and agency will continue to utilize our services to the same extent, or at all in the future. In the event that a major U.S. federal government department or agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other U.S. federal government departments or agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its departments and agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.
Government business risk
Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are: the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.
Regulatory risk
Our global operations require us to be compliant with laws and regulations in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities, antitrust, data privacy and labour relations, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. Some of these laws and regulations may impose conflicting requirements; we may face the absence in some jurisdictions of effective laws and regulations to protect our intellectual property rights; there may be restrictions on the movement of cash and other assets; or restrictions on the import and export of certain technologies; or restrictions on the repatriation of earnings and reduce our earnings, all of which may expose us to penalties for non-compliance and harm our reputation.
Our business with the U.S. federal government departments and agencies requires that we comply with complex laws and regulations relating to government contracts. These laws and regulations relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government departments and agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.
Legal claims made against our work
We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could materially adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. While we typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop, we may not

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always be able to include such provisions and, where we are successful, such provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.
Data protection and infrastructure risks
Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centers that we manage. We also process and store proprietary information relating to our business, and personal information relating to our members. The Company's Chief Data Protection Officer oversees the Company's compliance with the laws that protect the privacy of personal information. The Company faces risks inherent in protecting the security of such personal data. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations (including from advertent or inadvertent actions or inactions by our members), maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access, as well as power outages or surges, floods, fires, natural disasters and many other causes. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the improper disclosure, loss, theft, misappropriation of, unauthorized access to, or destruction of client information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation from our clients and third parties (including under the laws that protect the privacy of personal information), claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.
Security and cybersecurity risks
In the current environment, there are numerous and evolving security risks, especially from cyber threats, including criminal hackers, hacktivists, state sponsored organizations, industrial espionage, employee misconduct, and human or technological error. As a worldwide IT and business consulting firm providing services to both the private and public sectors, we process and store increasingly large amounts of data for our clients, including proprietary information and personal information. Consequently, our business could be negatively impacted by physical and cyber threats, which could affect our future sales and financial position or increase our costs and expenses. An unauthorized disclosure of sensitive or confidential client or member information, including by cyber-attacks or other security breach, could cause a loss of data, give rise to remediation or other expenses, expose us to liability under federal and state laws, and subject us to litigation and investigations, which could have an adverse effect on our business, cash flows, financial condition and results of operations. These security risks to the Company include potential attacks not only of our own products, services and systems, but also those of our clients, contractors, business partners, vendors and other third parties. The Company’s Chief Security Officer is responsible for overseeing the security of the Company. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence, by: (i) developing and regularly reviewing policies and standards related to information security, data privacy, physical security and business continuity, (ii) monitoring the Company’s performance against these policies and standards, (iii) developing strategies intended to seek to mitigate the Company’s risks, including through security trainings for all employees to increase awareness of potential cyber threats, (iv) implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto, including through access management, security monitoring and testing to mitigate and help detect and respond to attempts to gain unauthorized access to information systems and networks, and (v) working with the industry and governments against cyber threats. However, because of the evolving nature and sophistication of these security threats, there can be no assurance that our safeguards will detect or prevent the occurrence of material cyber breaches, intrusions or attacks. We are regularly the target of attempted cyber and other security threats and must continuously monitor and develop our information technology networks and infrastructure to prevent, detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security impact. Insider or employee cyber and security threats are increasingly a concern for all large companies, including ours. CGI is continuously working to install new, and upgrade its existing, information technology systems and provide member awareness training around phishing, malware, and other cyber risks to ensure that the Company is protected, to the greatest extent possible, against cyber risks and security breaches. While CGI selects third-party vendors carefully, it does not control their

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actions. Any problems caused by these third parties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor could adversely affect the our ability to deliver products and services to our customers and otherwise conduct business. Furthermore, while our liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that could result from security breaches, cyber-attacks and other related breaches. As the cyber threat landscape evolves, the Company may find it necessary to make further significant investments to protect data and infrastructure. Occurrence of any of the aforementioned security threats could expose the Company, our clients or other third parties to potential liability, litigation, and regulatory action, as well as the loss of client confidence, loss of existing or potential clients, loss of sensitive government contracts, damage to brand and reputation, and other financial loss.
Risk of harm to our reputation
CGI’s reputation as a capable and trustworthy service provider and long-term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and net earnings.
Risks associated with the integration of new operations
The successful integration of new operations arising from our acquisition strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.
Internal controls risks
Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.
Liquidity and funding risks
The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event we would need to raise additional funds through equity or debt financing to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, there can be no assurance that such financing will be available in amounts and on terms acceptable to us. Our ability to raise the required funding depends on the capacity of the capital markets to meet our equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of our commercial objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that we may, in the future, identify or plan. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

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Foreign exchange risk
The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our global hedging strategy. However, as we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions could fail to perform their obligations under our hedging instruments. Furthermore, there can be no assurance that our hedging strategy and arrangements will offset the impact of fluctuations in currency exchange rates, which could materially adversely affect our business revenues, results of operations, financial condition or prospects. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.
Our functional and reporting currency is the Canadian dollar. As such, our U.S., European and Asian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of operations.
10.2. LEGAL PROCEEDINGS
The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

CGI Group Inc. - Management's Discussion and Analysis for the year ended September 30, 2018	Page	61

Transfer Agent
Computershare Investor Services Inc.
(800) 564-6253
Investor Relations
Lorne Gorber
Executive Vice-President, Investor and Public Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com
1350 René-Lévesque Boulevard West
25th Floor
Montréal, Quebec
H3G 1T4
Canada

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